Alcon to Acquire U.S. Commercialization Rights to Ophthalmic Eye Drop Simbrinza
•Expands Alcon’s existing portfolio and strengthens position in the ophthalmic eye drops market
•Builds on company’s ophthalmic pharmaceutical manufacturing expertise

Geneva, April 28, 2021 – Alcon (SIX/NYSE: ALC), the global leader in eye care dedicated to helping people see brilliantly, today announced it has signed an agreement to acquire exclusive U.S. commercialization rights to Simbrinza®(brinzolamide/brimonidine tartrate ophthalmic suspension) 1%/0.2% from Novartis.

The acquisition of Simbrinza combined with the company’s existing over-the-counter (OTC) eye drops will give Alcon a strong ophthalmic eye drop portfolio and the opportunity to capitalize on both the large glaucoma market and the fast-growing dry eye preservative free and eye allergy markets. The company’s strong U.S. ophthalmology expertise and existing relationships with healthcare professionals (HCP) will help drive HCP and patient adoption.

Simbrinza is a fixed combination of a carbonic anhydrase inhibitor and an alpha-2 adrenergic receptor agonist indicated for the reduction of elevated intraocular pressure (IOP) in patients with open-angle glaucoma or ocular hypertension. Each of these two components decreases elevated IOP. Elevated IOP is a major risk factor in the pathogenesis of optic nerve damage and glaucomatous visual field loss. Simbrinza was initially approved by the U.S. FDA in 2013 and is covered by patents, which are not expected to expire until 2030.

Under the terms of the agreement, after closing, Alcon and Novartis will immediately begin a transition period where Novartis will continue to sell Simbrinza and transfer the net profit to Alcon. Following the transition period, Alcon expects to manufacture and commercialize Simbrinza for the U.S. market, while Novartis will retain all rights to Simbrinza outside of the U.S.

“As the global leader in eye care, the addition of a proven fixed-combination glaucoma therapy is a natural adjacency to our existing portfolio,” said Sergio Duplan, President, North America at Alcon.
“We look forward to establishing a new commercial team dedicated to U.S. ophthalmologists that will promote our new products Pataday® Once Daily Relief Extra Strength, Systane® Hydration Multi-Dose Preservative-Free and now Simbrinza.”

Alcon separately today announced the U.S. launch of Systane Hydration Multi-Dose Preservative-Free (MDPF) Lubricant Eye Drops. The preservative-free formulation is now available in a multi-dose bottle designed to minimize microbial contamination.

Under terms of the agreement, Alcon will pay $355 million USD at closing, which is expected to occur in the second quarter of 2021.

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Forward-looking Statements

This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its plans and decisions relating to the acquisition, manufacture, distribution, marketing and/or sale of Simbrinza; the ability of Alcon to execute on these plans; market growth assumptions; Alcon’s relationships with healthcare professionals; and generally, its expectations concerning its future performance.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the effect of the ongoing COVID-19 pandemic as well as other viral or disease outbreaks as well as the availability of vaccines; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; transaction costs; its ability to successfully transition the manufacture, distribution and commercialization from Novartis after closing; its ability to leverage existing relationships with healthcare professionals to help drive patient adoption; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global and regional economic, financial, legal, tax, political, and social change; data breaches or other disruptions of its information technology systems; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; the impact of a disruption in its global supply chain or important facilities; ability to service its debt obligations; its ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that it has entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; uncertainty and impact relating to the potential phasing out of LIBOR and transition to alternative reference rates; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; and intellectual property, including its ability to protect and maintain intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; uncertainties regarding the success of Alcon's separation and Spin-off from Novartis and the subsequent transformation program, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon; the effects of litigation, including product liability lawsuits and government investigations; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to manage environmental, social and governance matters to the satisfaction of its many stakeholders, some of which may have competing interests; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon's shareholder base; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws that it owns. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
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Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 23,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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